Hudson Highland Group, Inc.

March 5, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3702

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.

For 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

File No. 0-50129

Your Letter of February 6, 2007

Ladies and Gentlemen:

We are writing in response to your letter of February 6, 2007 to Ms. Mary Jane Raymond regarding your review comments on the subject filings as well as our discussions with various members of the Staff of the Securities and Exchange Commission in the Office of Chief Accountant of the Division of Corporation Finance (the “Staff”). Our responses are as follows, numbered in accordance with your comments.

Comment #1

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of First Quarter 2006, Page 8

We note your response to prior comment 1. Please explain for us in more detail the terms and intent of your policy regarding cancellations and address the following items:

•

Tell us what you mean by your statement that you “generally agree” to find a replacement candidate. Do your agreements with all of your clients specify this obligation? What are the client’s rights and your obligations if you are unable to successfully locate a suitable replacement client? Are there differences in your obligations if the client terminates the employment versus if the candidate leaves voluntarily?

•

Tell us how you considered the guidance in SAB 104 in determining whether your policy of recommending replacement candidates constitutes a customer acceptance provision that would preclude the recognition of revenue until the 90 day term had passed.

•

It is unclear to us how you record your allowance for cancellations. Clarify for us to what account you record the offset to revenue. Since you do not provide refunds, but provide a replacement candidate, tell us how you account for the costs associated with locating and referring the replacement.

Response to Comment #1

First bullet point - Term of “generally agree” to find a replacement

Our use of the term “generally agree” to find a replacement candidate is based on our contractual responsibility to “locate and refer”, at no additional fee, a replacement for a candidate that has resigned or has been terminated by our client for reasons of performance within the contract limits (up to 90 days from their first day of employment) if certain criteria are met. Those criteria include:

•	The fee is paid by the client.

•	Client notifies us in a timely manner. This can vary by contract, but is not more than 45 days after departure.

•	The job specifications as to location, remuneration or reporting relationship have not changed materially.

•	There is no client misrepresentation or misconduct.

•	There is no client change in control.

There are no differences in our obligations if the client terminates the employment for reasons of performance versus if the candidate leaves voluntarily.

The client is contractually obligated to pay the placement fee, even if we are not able to locate a replacement candidate. However, in the rare instance where we cannot find a suitable replacement candidate, we may decide for client relationship purposes not to pursue collection and to issue a credit to the client’s account or to issue a refund if payment was already received. Of our 1,500 placements in 2006, credits or refunds were issued in only a nominal number of cases. Refunds account for approximately 8 to 10 percent of the total reserve.

Second bullet point - SAB 104 guidance

In considering the customer acceptance provision in SAB 104, it is important to understand the process of identifying the original candidate. In that regard, we perform research to determine whether candidates meet the specified criteria our clients are looking for and we present candidates to our clients for their own evaluation as to whether the candidates meet their specifications. A client interviews and evaluates the candidate before making an offer of employment. We believe that this due diligence and consequent offer to the candidate by the client indicates the client has accepted the candidate at that time.

We believe our accounting relative to the acceptance provision in our contracts is supported by the situation discussed in SAB 104, section A3b, Question 1, Interpretive Response (b) Acceptance provisions that grant a right of return or exchange on the basis of subjective matters. Based on an annual volume of approximately 1,500 placements, we believe there is a sufficient company-specific historical basis (a large volume of homogeneous transactions) upon which to reasonably estimate the cancellations (defined as when a candidate leaves within the first 90 days subsequent to the date of employment with a client). We use the term of “cancellations” to mean all cases in which we would be required to “locate and refer” a replacement candidate, including the rare event of a refund. Our experience with cancellations is that they occur in approximately 5% to 6% of the placements. We also note that there have been no significant fluctuations in cancellations as a percent of Americas’ permanent placement revenue. Therefore, we believe our reserve estimation process is reasonably reliable.

Third bullet point - Recording of allowance for cancellations:

In calculating our historical cancellation percentage, as noted above, we review an 18 month history of cancellations upon which we base our allowance as of a given reporting date. For this 18 month history, we analyze our experience of actual cancellations occurring for the months subsequent to the original placement. We have observed a declining pattern of cancellations in the months following the placement, a pattern which we apply in computing our allowance. This reserve is based on the level of permanent placement revenue in the last quarter because the vast majority of cancellations occur within 90 days of initially recognizing the revenue. We periodically adjust this cancellation allowance based on our experience factor. This allowance is computed at each quarter end and is presented as a reduction of receivables, with any changes in the level of the reserve being recorded as an adjustment to revenue in the related period. When a specific cancellation occurs, we reverse that revenue and the revenue is reinstated on acceptance of the replacement candidate. The total reserve for cancellations at December 31, 2006 and 2005 totaled approximately $347,000 and $331,000, respectively for Hudson Americas.

We also reviewed the issue of costs associated with “locating and referring” a replacement candidate and determined that those costs were de minimis. The largest costs associated with placements are commissions to our consultants and these commissions are only paid once per placement - when the client pays us – and not on the replacement of the candidate. The other costs associated with the business are almost all fixed and are not affected by the work to find a replacement candidate. We record our allowance based upon the revenue value, not the cost of replacements, because while the cancellation rate is predictable in the aggregate the dollar value of credits is less predictable.

Comment #2

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2 – Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

Regarding your adjustment of $643,000, we note your response to prior comment 2, in which you state that you view your 2005 results as a break-even year. Given that your projected results for 2006 show net income of a similar level to 2005, we do not agree with your analysis. It appears to us that the results achieved for 2005 and 2006 may establish a new trend, in which you achieve limited profitability. Note that in his speech given at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman suggested that, “it may be difficult to objectively support the most recent completed fiscal year is in fact break even year, particularly when the evidence indicates that the registrant’s turnaround will involve multiple years…” As a result, we do not believe that you should consider 2005 as a break-even year in your quantitative analysis of materiality of this adjustment. Due to the materiality of this adjustment, we believe that you should amend your financial statements for the year ended December 31, 2005 to reflect this error. Please revise and advise.

Response to Comment #2

We have considered your suggestion that the results achieved for 2005 and 2006 may establish a new trend in which we achieve limited profitability. We believe that our results have significantly improved over a five year trend, including our budgeted expectations for 2007 results, and that the two years at a break even level (2005 and 2006) are not an indication of a new trend. We believe that the results in 2005 and 2006 are points in a long-term trend of five to seven years, as opposed to a new trend in and of itself.

However, we realize that our results from continuing operations for 2006 were essentially at a break-even and that the inclusion of the $643,000 item in 2006 results changes our results from an income to a loss position. In light of that fact, we will restate our third and fourth quarter 2005 results, as well as our second quarter 2006 results to reflect the $643,000 in its proper periods. As we discussed with the Staff, we will present the restatement of the 2005 and 2006 results in our 2006 Form 10-K, with all amounts that have been affected by this restatement indicated as such. We also will include the proper footnote references regarding the restatement in our 2006 Form 10-K. We expect to file our 2006 Form 10-K with the Securities and Exchange Commission on or before March 16, 2007. We will indicate in our 2007 Form 10-Q filings any financial statements that have been affected by this restatement.

Comment #3

Regarding your adjustment of $923,000, we note your response to prior comment 2. While we understand the complexities of recreating balances for prior periods, we believe that you should be able to determine the portion of the $923,000 error that related to fiscal year December 31, 2005. Please reassess the nature and origin of the error and tell us the amount that should have been recorded in the year ended December 31, 2005. If you can determine that none of the error related to this period, please make this assertion for our consideration.

Response to Comment #3

We expected our work procedures, which we conducted during our review in the second and third quarters of 2006, to explain the nature and details of the $923,000, which related to unbilled receivables, because we had designed the procedures to specifically explain the nature and timing of all amounts.

We conducted extensive work procedures with the goal of identifying the nature and timing of the $923,000. They are summarized below:

•	First, we attempted to prevent material errors at December 31, 2005 itself.

To close our books and perform our management testing of internal control over financial reporting for third and fourth quarter of 2005, we designed routine manual validation procedures that were substantive and detailed. We created an internal task force at the end of third quarter 2005 and engaged an outside consulting firm to assist us in two specific evaluations: first, extracting the data to reconcile the data from the field operations with the data in the accounting ledgers; and second, in validating system transfers between the individual system modules, for example between the front office or operational modules to the billing module. Our testing of the flux analysis consisted of examining variances of $250,000 or 10% of the initial balance. This was a very detailed review to give us comfort that our financial statements were accurate at December 31, 2005. We determined at December 31, 2005 that the controls, including these manual validation procedures, were satisfactory to prevent or detect errors that might occur. We reviewed this work verbally with our Audit Committee.

•	Second, we subsequently re-reviewed this work, the work that supported the December 31, 2005 balances, in the May to August 2006 time period.

We wanted to see if subsequent facts allowed us to see flaws in our procedures. We reexamined the work we submitted to the external auditors. We asked the external auditors, as well as a team of outside accounting consultants to critique the procedures we used at the time to be sure we were thorough. We determined that the methods we used would have found amounts of $250,000 or more and would have detected growing balances of over 10%, including several $100,000 entries growing $10,000 or $15,000 per year.

•	We performed a roll forward from December 31, 2005 to June 30, 2006 on a month by month basis of the accounts receivable control accounts.

Transactions moving through these control accounts were reviewed as to content and appropriateness. Monthly entries were traced to source documents and manual journal entries over $250,000 were scrutinized and tested. We were not able to identify any matters that affected or shed further light on the ultimate $923,000 unsubstantiated balance.

•	Finally, we examined the results of a large operational billing project underway.

The unbilled accounts receivable balance at December 31, 2005 was about $34 million. By the end of the second quarter of 2006, only $555,000 of 2005 transactions remained. Because the second quarter ended on June 30, 2006, and the close of second quarter happened over the July period, this operational work was happening and producing these results at the same time we were investigating the nature and source of this $923,000. As we billed almost the entirety of the $34 million unbilled amount, and had begun to collect a substantial amount of it, nothing came out of the process to bill and collect the older unbilled amounts which would have indicated that were any errors in the unbilled that could aggregate to $923.000.

After the completion of the procedures, we were still unable to determine with certainty to what fiscal period or periods the $923,000 error related. We recorded a valuation reserve for this amount because we could not support it as a valid receivable at that time. We recorded this in the second quarter of 2006 under the logic that previously undiscovered errors, which occurred in indeterminable prior period(s), should be recorded in the period in which they were discovered.

At the time, we did consider several alternatives as to how to record the adjustment for this remaining unexplained difference of $923,000.

•

We considered recording the error in 2005 because we already had identified other amounts (the $643,000) that were in error from that period. However, based on a careful consideration of the results of the work performed, we considered that it was unlikely that this amount belonged in 2005.

•

We considered recording the error in the first quarter of 2006 because we were about to restate that quarter. We had no evidence it belonged there either, and therefore did not record it in the first quarter of 2006.

•

We also considered undertaking a transaction by transaction rebuild from the accounting ledgers for 2005 and 2004. This would entail a procedure involving over 100,000 transactions per year, with an estimated cost of $2.5 million for each year, based upon the costs that we had incurred to that point in our work completed between May and August 2006. We believe that completing this work for 2005 alone would not have provided sufficient information to us, because, based on the results of the work we performed, we had billed and/or collected most of the 2005 amounts.

•

We concluded that the cost to continue to search for the source of this difference outweighed the benefits and could be detrimental to the greater need to proceed with improving the control environment and provide timely financial information to investors. We therefore recorded the amount in the period in which we found it, which was the second quarter of 2006, and fully disclosed it.

We have continued to be vigilant about any information coming out of subsequent monthly and quarterly closings that might explain this $923,000, even in retrospect. We have not found any such information through the close of the fourth quarter of 2006. The balance in unbilled accounts receivable for Hudson Americas as of December 31, 2006 was $17.4 million or approximately one-half of the balance from the preceding year. As of February 2007, we have no outstanding aged debt over 180 days, indicating that all the 2005 receivables have been collected. This information confirmed the results of our previous evaluations and our view that this difference was very unlikely an error originating to any significant degree in fiscal 2005 and was most likely a number of items spread out over a number of years.

We realize that our results from continuing operations for 2006 were essentially at break-even and that the inclusion in the 2006 results of the $923,000 in combination with the above mentioned $643,000 changes our results from an income to a loss position. Given that the item in question is very unlikely an error originating to any significant degree in 2005, we believe Staff Accounting Bulletin No. 108 (SAB 108) provides a means to appropriately correct the apparent distortion caused by recording the $923,000 in 2006. Had we been aware of this difference at the end of 2005, we would have assessed the impact of the misstatement under the rollover method, the method we used at the time for evaluating such unrecorded adjustments. This would have lead to the conclusion that the unrecorded amount, net of the rollover from the end of 2004, would not have been material to the 2005 income statement and that the gross amount would not have been material to the balance sheet at the end of 2005. This evaluation would have been done in the aggregate along with any other unrecorded adjustments known at the time. The only other such adjustment known at the end of 2005 was a straight line lease adjustment for the free rent period for a 20 year lease to increase accrued liabilities by $1.8 million with an equivalent amount rolling over from the prior year. In the aggregate, under the rollover method, we would have concluded the amounts were immaterial to record. Because SAB 108 allows this look back approach and the impact would have been immaterial based on the application of the method used at the time, we believe the application of SAB 108 to the $923,000 is appropriate. We are also recording the lease adjustment under SAB 108.

Accordingly, as we discussed with the Staff, we will restate our second quarter 2006 results to reflect the $923,000 as an adjustment to the opening retained earnings in 2006 under SAB 108. We will present the restatement of the second quarter 2006 results in our 2006 Form 10-K, with all periods that have been affected by this restatement labeled as such. We will also include the proper footnote references regarding the restatement and application of SAB 108 in our 2006 Form 10-K. We will note in our 2007 Form 10-Q filings any financial statements that have been affected by this restatement.

Comment #4

Please expand the quantitative materiality analysis for projected 2006 results that you provided in response to prior comment 2 to include the adjustment of $923,000. Your revised analysis should illustrate the effects of recording the effects of the out-of-period adjustments ($643,000 and $923,000) during the year ended December 31, 2006.

Response to Comment #4

The following is our updated tabular results for 2006 showing adjusted results including both out of period adjustments ($643,000 and $923,000).

	As previously submitted
	2005 (1)	Q2 2006	Six Months 2006	Projected 2006 (2)	Projected 2006 (2)
	(amounts in thousands, except per share amounts)
As Reported:
EBITDA	$29,584	$8,467	$6,137	$27,430	$27,430
Net Income	$5,313	$600	$(7,480)	$3,517	$3,517

EPS - Basic	$0.24	$0.02	$(0.31)	$0.14	$0.14
EPS - Diluted	$0.22	$0.02	$(0.31)	$0.14	$0.14

Shares Out - Basic	22,295	24,414	24,318	24,475	24,475
Shares Out - Diluted	23,674	25,172	24,318	25,250	25,250

Amounts assuming $643 recorded in 2005:					(3)
EBITDA	$28,941	$9,111	$6,780	$28,073	$28,996
Net Income	$4,670	$1,243	$(6,837)	$4,160	$5,083

EPS - Basic	$0.21	$0.05	$(0.28)	$0.17	$0.21
EPS - Diluted	$0.20	$0.05	$(0.28)	$0.17	$0.20

% Change – EBITDA	-2.2%	7.6%	10.5%	2.3%	5.7%
% Change - Net Income	-12.1%	107.2%	8.6%	18.3%	44.5%
% Change - EPS - Basic	-12.5%	150.0%	9.7%	21.4%	50.0%
% Change - EPS - Diluted	-9.1%	150.0%	9.7%	21.4%	42.9%

Notes:

1.	These are results as reported in 2005, not restated for the Highland Partners discontinued operations treatment nor our SFAS 123 adoption.
2.	Projected results for 2006 were as of August 2006 and exclude an approximate $20 million subsequently-determined gain on the sale of the discontinued operations.
3.	Amounts in this column also include an adjustment to remove the $923 from 2006 projected results.

We believe that the following chart will also help in your review.

	For the years ended December 31,
	(unaudited)
	2003	2004	2005	2006
Unadjusted amounts (1)
Revenue	$1,021,256	$1,194,675	$1,365,449	$1,371,907
EBITDA	$(264,981)	$(6,247)	$20,950	$25,332
(Loss) income from continuing operations	$(285,078)	$(28,383)	$(3,887)	$(54)
Net (loss) income	$(332,526)	$(30,285)	$844	$20,549

Amounts assuming $643 reported in 2005
EBITDA (1)	$(264,981)	$(6,247)	$20,307	$25,975
(Loss) income from continuing operations	$(285,078)	$(28,383)	$(4,530)	$589
Net (loss) income	$(332,526)	$(30,285)	$201	$21,192

Unadjusted amounts are our results as previously reported or current estimates for 2006, which have been modified for our 2006 adoption of SFAS 123R under the modified retrospective method and classifying operations of Highland Partners as a discontinued operation as a result of its sale in October 2006.

Further, to reconfirm, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond

Mary Jane Raymond

Executive Vice President & Chief Financial Officer